UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G (Amendment No. 1) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2 Guild Holdings Company (Name of Issuer) Class A Common Stock, par value $0.01 per share (Title of Class of Securities) 40172N107 (CUSIP Number) December 31, 2022 (Date of Event which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40172N107 13G Page 2 of 7 Pages 1 NAMES OF REPORTING PERSONS Mary Ann McGarry 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) 3 SEC USE ONLY 4 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH 5 SOLE VOTING POWER 4,407,932 shares of Class A Common Stock 6 SHARED VOTING POWER N/A 7 SOLE DISPOSITIVE POWER 4,407,932 shares of Class A Common Stock 8 SHARED DISPOSITIVE POWER N/A 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,407,932 shares of Class A Common Stock 10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4% 12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40172N107 13G Page 3 of 7 Pages 1 NAMES OF REPORTING PERSONS McGarry Strategic Enterprises, LLC 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) 3 SEC USE ONLY 4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH 5 SOLE VOTING POWER 4,380,740 shares of Class A Common Stock 6 SHARED VOTING POWER N/A 7 SOLE DISPOSITIVE POWER 4,380,740 shares of Class A Common Stock 8 SHARED DISPOSITIVE POWER N/A 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,380,740 shares of Class A Common Stock 10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.3% 12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 40172N107 13G Page 4 of 7 Pages Item 1(a) Name of Issuer: Guild Holdings Company Item 1(b) Address of Issuer’s Principal Executive Offices: 5887 Copley Drive, San Diego, California 92111 Item 2(a) Name of Person Filing: Mary Ann McGarry McGarry Strategic Enterprises, LLC (Ms. McGarry owns a 99% ownership interest and serves as the Manager of McGarry Strategic Enterprises, LLC and exercises voting and investment control over the securities held by that entity) Item 2(b) Address of Principal Business Office or, if none, Residence: c/o Guild Holdings Company 5887 Copley Drive, San Diego, California 92111 Item 2(c) Citizenship: See Row 4 of cover page for each Reporting Person Item 2(d) Title of Class of Securities: Class A Common Stock, par value $0.01 per share Item 2(e) CUSIP No.: 40172N107 Item 3 If this statement is filed pursuant to §§ 240 13d-1(b), or 240 13d-2(b) or (c), check whether the person filing is a: N/A

CUSIP No. 40172N107 13G Page 5 of 7 Pages Item 4 Ownership: (a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person (b) Percent of class: See Row 11 of cover page for each Reporting Person (c) Number of shares as to which such person has: (i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person (ii) Shared power to vote or to direct the vote: N/A (iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person (iv) Shared power to dispose or to direct the disposition of: N/A Item 5 Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. Item 6 Ownership of More Than Five Percent on Behalf of Another Person: N/A Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A Item 8 Identification and Classification of Members of the Group: N/A Item 9 Notice of Dissolution of Group: N/A Item 10 Certification: N/A

CUSIP No. 40172N107 13G Page 6 of 7 Pages SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct. Dated: February 7, 2023 By: /s/ Mary Ann McGarry

CUSIP No. 40172N107 13G Page 7 of 7 Pages SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct. Dated: February 7, 2023 MCGARRY STRATEGIC ENTERPRISES, LLC By: /s/ Mary Ann McGarry Name: Mary Ann McGarry Title: Manager